EXHIBIT 12.1

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Earnings from continuing operations before income taxes	$4,287	$2,603	$3,572	$3,648	$3,738

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(92)	(96)	(83)	(71)	(67)
Dividends from less than 50% owned affiliates	55	84	57	51	55
Fixed charges	1,452	1,426	836	708	777
Interest capitalized, net of amortization	(1)	(5)	(5)	(4)	(1)

Earnings available for fixed charges	$5,701	$4,012	$4,377	$4,332	$4,502

Fixed charges:
Interest incurred:
Interest expense (a)	$1,280	$1,281	$702	$578	$651
Capitalized interest	3	6	10	8	3

	1,283	1,287	712	586	654
Portion of rent expense deemed to represent interest factor	169	139	124	122	123

Fixed charges	$1,452	$1,426	$836	$708	$777

Ratio of earnings to fixed charges	3.9	2.8	5.2	6.1	5.8

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.